R. O. KNUTSON
ATTORNEY AT LAW

9372 CREEKWOOD DRIVE	February 1, 2006	(952) 941-2744 OR
EDEN PRAIRIE, MINNESOTA 55347		(952) 941-0908

Barbara C. Jacobs	Re:	Viper Powersports Inc. - Form 10-SB
Assistant Director		Amendment #2 (#0-51632)
Division of Corporate Finance
Mail Stop 4561
Securities and Exchange Commission
450 Fifth St. N.W.
Washington, D.C. 20549

Dear Ms. Jacobs:

          We have filed Amendment #2 online with EDGAR, which includes the “going concern” comment from our auditor which was requested by your commission, and the updated unaudited statements to reflect the whole eleven months of 2005 as also requested of us.

          I have redlined the pages of the audited report and related changes for your convenience

          Regarding our application to trade on the NASD Electronic Bulletin Board, the NASD examiner requested a contact from the SEC related to our Form 10-SB, and I gave him your name as the contact.

          Thank you for your attention to this registration statement. After the debacle relating to our SEDA with Cornell Capital, we are negotiating with alternate sources for future financing, and we believe we will be able to obtain additional financing as needed.

Sincerely,

/s/   Robert O. Knutson

Robert O. Knutson

cc:	John Lai, President of Viper Powersports Inc.